Exhibit 99.1

Silvercorp Reports Adjusted Net Income of $11.7 Million, $0.07 per Share, and Cash Flow from Operations of $28.8 Million for Q2 Fiscal 2024

Trading Symbol:  TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Nov. 9, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports its financial and operating results for the three months ended September 30, 2023 ("Q2 Fiscal 2024"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q2 FISCAL 2024

  Mined 273,465 tonnes of ore, milled 261,107 tonnes of ore, and produced approximately 2,458 ounces of gold, 1.6 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 16.1 million pounds of lead and 4.6 million pounds of zinc;
  Sold approximately 2,515 ounces of gold, 1.6 million ounces of silver, 15.2 million pounds of lead, and 4.6 million pounds of zinc, for revenue of $54.0 million;
  Reported net income attributable to equity shareholders of $11.1 million, or $0.06 per share;
  Realized adjusted earnings attributable to equity shareholders of $11.7 million, or $0.07 per share;
  Generated cash flow from operating activities of $28.8 million;
  Cash costs per ounce of silver, net of by-product credits, of negative $1.00;
  All-in sustaining costs per ounce of silver, net of by-product credits, of $11.50;
  Spent and capitalized $2.0 million on exploration drilling, $10.6 million on underground development, and $2.5 million on equipment and facilities, including $1.7 million on construction of the new tailings storage facility;
  Invested an additional $5.0 million in New Pacific Metals Corp. (TSX: NUAG) ("NUAG"), an associate of the Company;
  Entered into a binding agreement to acquire all fully paid ordinary shares of OreCorp Limited (ASX: ORR) ("OreCorp") and thereby its Nyanzaga gold project in Tanzania, and in conjunction therewith invested $18.5 million (A$28.0 million) in OreCorp to finance continued development. The acquisition has been approved by the Tanzanian government and is subject to final OreCorp shareholder approval expected in early December 2023;
  Spent $0.6 million to buy back 196,554 common shares of the Company under its Normal Course Issuer Bid; and
  Strong balance sheet with $189.1 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $124.0 million as at September 30, 2023.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Six months ended September 30,
	2023	2022	Changes	2023	2022	Changes
Financial Results
Revenue (in thousands of $)	$ 53,992	$ 51,739	4%	$ 113,998	$ 115,331	-1%
Mine operating earnings (in thousands of $)	20,943	14,361	46%	44,244	39,263	13%
Net income (loss) attributable to equity holders (in thousands of $)	11,050	(1,712)	745%	20,267	8,457	140%
Earnings (loss) per share - basic ($/share)	0.06	(0.01)	700%	0.11	0.05	120%
Adjusted earnings attributable to equity holders (in thousands of $)	11,677	6,752	73%	24,046	20,281	19%
Adjusted earning per share - basic ($/share)	0.07	0.04	73%	0.14	0.11	19%
Net cash generated from operating activities (in thousands of $)	28,844	14,064	105%	57,725	54,240	6%
Capitalized expenditures (in thousands of $)	15,058	17,354	-13%	30,974	32,882	-6%
Metals sold
Gold (ounces)	2,515	1,200	110%	4,010	2,300	74%
Silver (in thousands of ounces)	1,578	1,789	-12%	3,393	3,704	-8%
Lead (in thousands of pounds)	15,175	17,268	-12%	32,505	36,393	-11%
Zinc (in thousands of pounds)	4,578	5,940	-23%	11,498	12,868	-11%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	1,815	1,316	38%	1,766	1,449	22%
Silver ($/ounce)	19.74	15.50	27%	19.54	16.78	16%
Lead ($/pound)	0.87	0.85	2%	0.85	0.88	-3%
Zinc ($/pound)	0.79	1.08	-27%	0.81	1.16	-30%
Financial Position as at	September 30, 2023	June 30, 2023		September 30, 2023	March 31, 2023
Cash and cash equivalents and short-term investments (in thousands of $)	189,091	200,600	-6%	189,091	203,323	-7%
Working capital (in thousands of $)	154,330	169,531	-9%	154,330	177,808	-13%

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2024 was $11.1 million or $0.06 per share, compared to a net loss of $1.7 million or loss of $0.01 per share in the three months ended September 30, 2022 ("Q2 Fiscal 2023").

Compared to Q2 Fiscal 2023, the Company's consolidated financial results in the current quarter were mainly impacted by i) increases of 38%, 27%, and 2%, respectively, in the realized selling prices for gold, silver, and lead, and a decrease of 27% in the realized selling price for zinc; ii) an increases of 110% in gold sold and decreases of 12%, 12% and 23% respectively, in silver, lead and zinc sold ; iii) a dilution gain of $0.7 million arising from the investment in NUAG; iv) a decrease of $1.0 million in the loss on the mark-to-market investments; v) a decrease of $3.0 million in foreign exchange gain; and vi) no impairment charges while a total of $20.2 million impairment charges against the mineral rights and properties were recorded in Q2 Fiscal 2023

Revenue in Q2 Fiscal 2024 was $54.0 million, up 4% compared to $51.7 million in Q2 Fiscal 2023. The increase is mainly due to the increase in net realized selling prices for silver, gold and lead offset by the decreases in silver, lead and zinc sold.

Income from mine operations in Q2 Fiscal 2024 was $20.9 million, up 46% compared to $14.4 million in Q2 Fiscal 2023. Income from mine operations at the Ying Mining District was $21.8 million, compared to $12.9 million in Q2 Fiscal 2023. Loss from mine operations at the GC Mine was $0.7 million, compared to income of $1.5 million in Q2 Fiscal 2023.

Cash flow provided by operating activities in Q2 Fiscal 2024 was $28.8 million, up $14.7 million, compared to $14.1 million in Q2 Fiscal 2023.

The Company ended the quarter with $189.1 million in cash, cash equivalents and short-term investments, down 6% compared to $200.6 million as at June 30, 2023, which is due to total investments of $23.5 million in NUAG and OreCorp and payment of $15.4 million on capital expenditures, offset by a $28.8 million in cash generated from operations.

Working capital as at September 30, 2023 was $154.3 million, down 9% compared to $169.5 million as at June 30, 2023.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended September 30,			Six months ended September 30,
	2023	2022	Changes	2023	2022	Changes
Ore Production (tonne)
Ore mined	273,465	290,981	-6%	576,685	591,085	-2%
Ore milled	261,107	291,643	-10%	556,202	589,819	-6%
Metal Production
Gold (ounces)	2,458	1,200	105%	4,010	2,300	74%
Silver (in thousands of ounces)	1,590	1,798	-12%	3,370	3,658	-8%
Silver equivalent (in thousands of ounces)	1,815	1,898	-4%	3,725	3,853	-3%
Lead (in thousands of pounds)	16,065	17,983	-11%	33,881	37,071	-9%
Zinc (in thousands of pounds)	4,601	5,986	-23%	11,422	12,912	-12%
Cash Costs
Production costs per tonne of ore processed ($)	80.53	86.07	-6%	79.53	84.50	-6%
All-in sustaining costs per tonne of ore processed ($)	149.94	127.48	18%	141.53	137.48	3%
Cash costs per ounce of silver, net of by-product credits ($)	(1.00)	0.77	-230%	(0.63)	(0.44)	-43%
All-in sustaining costs per ounce of silver, net of by-product credits ($)	11.50	8.25	39%	10.41	8.77	19%

In Q2 Fiscal 2024, the Company mined 273,465 tonnes of ore, down 6% compared to 290,981 tonnes in Q2 Fiscal 2023. Ore milled in Q2 Fiscal 2024 was 261,107 tonnes, down 10% compared to 291,643 tonnes in Q2 Fiscal 2023, due to lower production at the GC Mine caused by a production disruption of five weeks. (refer to the Company's news release dated September 5, 2023).

In Q2 Fiscal 2024, the Company produced approximately 2,458 ounces of gold, 1.6 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 16.1 million pounds of lead and 4.6 million pounds of zinc, representing an increase of 105% in gold production, and decreases of 12%, 11% and 13%, respectively, in silver, lead and zinc production over Q2 Fiscal 2023. The decreases in silver, lead and zinc production were mainly due to lower production achieved at the GC Mine and lower heads grades achieved due to mining sequences and more gold ore mined and processed at the Ying Mining District.

In Q2 Fiscal 2024, the consolidated mining costs were $64.77 per tonne, down 8% compared to $70.60 per tonne in Q2 Fiscal 2023. The consolidated milling costs were $13.10 per tonne, up 4% compared to $12.59 per tonne in Q2 Fiscal 2023. Correspondingly, the consolidated production costs per tonne of ore processed were $80.53, down 6% compared to $86.07 in Q2 Fiscal 2023. The decrease was attributed to less drilling expensed and approximately 6% depreciation of the Chinese yuan against the US dollar.

The all-in sustaining production costs per tonne of ore processed in Q2 Fiscal 2024 were $149.94, up 18% compared to $127.48 in Q2 Fiscal 2023. The increase is mainly due to increases of $5.4 million in sustaining capital expenditures and $0.7 million in general administrative expenses and government fees and other taxes.

In Q2 Fiscal 2024, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $1.00, compared to $0.77 in the prior year quarter. The improvement was mainly due to the decrease in per tonne production costs contributing to a decrease of $4.1 million in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $11.50 compared to $8.25 in Q2 Fiscal 2023. The increase was mainly due to the increase in all-in sustaining production costs per tonne.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q2 Fiscal 2024
Ying Mining District	2,703	$ 1,943	20,147	$ 8,042	40,854	$ 1,481	$ 2,266	$ 13,732	9,460	22,968
GC Mine	248	195	1,629	428	5,782	420	193	1,236	1,408	6,580
Corporate and other	-	-	-	-	-	76	14	90	-	-
Consolidated	2,951	$ 2,138	21,776	$ 8,470	46,636	$ 1,977	$ 2,473	$ 15,058	10,868	29,548

Q2 Fiscal 2023
Ying Mining District	1,744	$ 1,439	16,122	$ 6,934	31,642	$ 1,374	$ 4,558	$ 14,305	8,912	33,446
GC Mine	-	-	3,321	985	5,974	173	536	1,694	1,428	11,919
Corporate and other	-	-	-	-	5,525	1,344	11	1,355	-	-
Consolidated	1,744	$ 1,439	19,443	$ 7,919	43,141	$ 2,891	$ 5,105	$ 17,354	10,340	45,365

Variances (%)
Ying Mining District	55%	35%	25%	16%	29%	8%	-50%	-4%	6%	-31%
GC Mine	100%	100%	-51%	-57%	-3%	143%	-64%	-27%	-1%	-45%
Corporate and other	-	-	-	-	-100%	-94%	27%	-93%	-	-
Consolidated	69%	49%	12%	7%	8%	-32%	-52%	-13%	5%	-35%

Total capital expenditures in Q2 Fiscal 2024 were $15.1 million, down 13% compared to $17.4 million in Q2 Fiscal 2023. Capital expenditures incurred to construct the new tailing storage facility ("TSF") in Q2 Fiscal 2024 were $1.7 million (Q2 Fiscal 2023 - $1.3 million). As of September 30, 2023, total expenditures incurred on the construction of the TSF were approximately $8.9 million, and the Company remains on track to complete the TSF in 2024.

In Q2 Fiscal 2024, on a consolidated basis, a total of 76,184 metres or $2.6 million worth of diamond drilling were completed (Q2 Fiscal 2023 – 88,506 metres or $4.2 million), of which approximately 29,548 metres or $0.6 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2023 – 45,365 metres or $1.3 million) and approximately 46,636 metres or $2.0 million worth of drilling were capitalized (Q2 Fiscal 2023 – 43,141 metres or $2.9 million). In addition, approximately 10,868 metres or $4.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2023 – 10,340 metres or $4.0 million), and approximately 24,727 metres or $10.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2023 – 21,187 metres or $9.4 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

The table below summarizes the operating results at the Ying Mining District for the past five quarters and for the six months ended September 30, 2023 and 2022.

Ying Mining District	Q2 F2024	Q1 F2024	Q4 F2023	Q3 F2023	Q2 F2023	Six months ended September 30,
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	2023	2022
Ore Production (tonne)
Ore mined	220,636	213,748	132,205	206,854	215,927	434,384	429,965
Ore milled	212,868	208,809	130,910	213,830	216,262	421,677	428,317
Head grades
Silver (grams/tonne)	235	254	255	262	257	244	262
Lead (%)	3.5	3.6	3.6	4.0	3.7	3.5	3.8
Zinc (%)	0.7	0.7	0.6	0.7	0.7	0.7	0.7
Recovery rates
Silver (%)	95.0	95.1	95.2	95.7	95.5	95.0	95.6
Lead (%)	95.0	95.5	95.3	95.4	94.1	95.3	94.8
Zinc (%)	71.1	69.6	68.3	66.4	62.5	70.3	60.3
Cash Costs
Cash production cost per tonne of ore processed ($)	83.53	102.42	88.66	95.23	93.04	84.54	94.14
All-in sustaining cost per tonne of ore processed ($)	142.84	170.69	141.21	127.89	156.07	138.42	141.84
Cash cost per ounce of Silver, net of by-product credits ($)	(1.37)	1.37	0.24	1.86	0.28	(0.52)	1.05
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.06	11.33	7.66	6.82	8.60	7.58	7.73
Metal Production
Gold ( ounces)	2,458	1,552	1,000	1,100	1,200	4,010	2,300
Silver (in thousands of ounces)	1,506	1,597	997	1,674	1,657	3,129	3,408
Lead (in thousands of pounds)	15,018	15,382	9,688	17,647	16,201	29,277	32,347
Zinc (in thousands of pounds)	2,197	2,113	1,164	2,082	1,976	4,295	3,917

The table below summarizes the operating results at the GC Mine for the past five quarters and for the six months ended September 30, 2023 and 2022.

GC Mine	Q2 F2024	Q1 F2024	Q4 F2023	Q3 F2023	Q2 F2023	Six months ended September 30,
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	2023	2022
Ore Production (tonne)
Ore mined	52,829	89,472	49,643	89,196	75,054	142,301	161,120
Ore milled	48,239	86,286	48,483	89,612	75,381	134,525	161,502
Head grades
Silver (grams/tonne)	66	80	88	75	72	75	72
Lead (%)	1.1	1.4	1.3	1.4	1.2	1.3	1.3
Zinc (%)	2.5	2.7	2.5	2.8	2.7	2.7	2.8
Recovery rates
Silver (%)	82.7	82.7	78.9	83.0	81.0	82.7	82.3
Lead (%)	90.2	90.7	90.9	90.3	88.5	90.6	89.3
Zinc (%)	89.8	90.4	89.3	90.1	89.6	90.2	90.0
Cash Costs
Cash production cost per tonne of ore processed ($)	68.18	67.34	52.35	59.84	57.92	64.25	58.81
All-in sustaining cost per tonne of ore processed ($)	99.75	84.79	88.26	78.31	81.68	94.12	80.10
Cash cost per ounce of Silver, net of by-product credits ($)	5.64	(3.10)	(13.72)	(12.13)	(22.42)	(1.99)	(17.55)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	25.95	5.93	5.02	(0.73)	(7.48)	14.49	(4.29)
Metal Production
Silver (in thousands of ounces)	84	183	109	179	141	264	296
Lead (in thousands of pounds)	1,047	2,434	1,250	2,412	1,782	3,228	4,046
Zinc (in thousands of pounds)	2,404	4,708	2,413	4,892	4,010	7,203	8,951

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, November 110, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International/Local Toll: 416-764-8650

Conference ID: 06660065

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three and six months ended September 30, 2023, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 31, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and six months ended September 30, 2023 filled on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CNW 17:05e 09-NOV-23